Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
 of the Securities Exchange Act of 1934

Subject Company:
Compass Bancshares, Inc.
(Commission File no. 1-31272)

Press Release 06.21.2007

BBVA is set to become one of the top 20 banks in the US

The BBVA Shareholders' Meeting approves the capital increase for the acquisition of Compass

Francisco González: “The acquisition of Compass is a unique opportunity to grow in the US, to create more value and take a significant step forward in our strategy to become a global group”

“With the acquisition of Compass we strengthen our strategy in the US with one single transaction. We gain an exceptional platform and enough critical mass to develop our own model”

Francisco González, BBVA Chairman and CEO, declared today: “We are convinced that the acquisition of Compass is a unique opportunity to grow in the United States, to create more value and take a significant step forward in our strategy to become a global group.” Francisco González chaired  the Bank's Extraordinary General Shareholders' Meeting in Bilbao which approved the capital increase needed to partially finance the acquisition of the US bank Compass, a transaction that could be closed during the fourth quarter of the year. This will be the largest acquisition in the history of BBVA, amounting to $9.6b (€7.4b). Compass shareholders may choose to receive cash, BBVA shares in the form of ADS, or a combination of both.

During his speech to the shareholders, Francisco González said that the Compass transaction is part of BBVA's positioning and general strategy. “Since 2002", he said, "we have been developing a strategy for creating value, which has enabled us to achieve high growth and quality in our results, as well as some solid foundations. This strategy has proved successful and we have secured an excellent growth and profitability-risk mix for BBVA. And this is precisely the formula that enables value to be created on a sustained basis.”

Thanks to the “extraordinary track record” of BBVA over the last years, the Group's profit in the period 2002-2006 has multiplied by 2.8. These results have been maintained in the first quarter of 2007, when attributable profit (excluding one-offs) increased by 23%, with a very positive contribution by all business areas. Earnings per share (excluding one-offs), the best way to measure the value which BBVA creates for its shareholders, increased by 17.4%, to €0.35 euros per share.

BBVA’s Chairman highlighted that: “Our fundamentals are very solid and clearly superior to those of our competitors. BBVA is a leading institution in Europe and worldwide in terms of profitability, efficiency and risk management.”

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“Our strategy is based on organic growth through innovation and transformation. Profitable organic growth, by itself, creates more value. Moreover, it boosts our capacity to make acquisitions at a good price and to create more value with them through the application of our model, to make them grow.”

“Non-organic transactions are instrumental, as they provide the basis on which to implement our model. With these transactions we are not looking to grow simply for the sake of it.  We are looking for value creation. And there are two key criteria:

✓	Transactions that fit with our strategy in growth areas where we see clear opportunities for applying our business model

✓	Transactions in appropriate conditions of price and risk

Because these two conditions guarantee value creation.”

The BVA Chairman set out the Group's growth strategy in the US, where it has expanded gradually. The process began in 2004 with the acquisition of Valley, a small bank, followed in 2005 by the purchase of Laredo, a larger bank that serves Mexican and American customers. In 2006, it bought State National and Texas Regional, thus trebling in size and becoming the first bank in Texas, one of the fastest-growing states (which would rank as the eighth largest economy worldwide if it were a nation).

This year 2007, BBVA has signed the agreement for the acquisition of Compass, a transaction that will be closed during the fourth quarter and will position BBVA USA as one of the top 20 financial institutions in the US. “This acquisition -said Francisco González– is the largest announced by BBVA in its history and represents a key step in our expansion strategy. BBVA USA will become the number one regional bank in the sunbelt, the southern strip of the United States stretching from California to Florida.”

Francisco González added: “We are convinced that Compass offers a unique opportunity to grow in the US and will enable us to create more value for several reasons.”

The first reason is the enormous appeal of the market where Compass operates, the southern strip of the United States. “The banking market in this region offers great potential for BBVA because of its size, its strong growth –due mainly to its demographic dynamism- and the weight of its Hispanic population.”

“With the acquisition of Compass we have made a qualitative leap forward, since we have expanded our presence from Texas to other southern states”, he pointed out.

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“Apart from the appeal of this market, we believe that Compass is a unique asset. Before going into the details of the reasons for this acquisition, I would like to offer you some facts:

➢	It is based in Birmingham, Alabama, but its activities extend to another six states.
➢	It has a staff of over 8,800 and a network of 417 branches.
➢	It has assets in excess of $34bn and a very good credit and deposit portfolio.
➢	At the closing of 2006 it posted an attributable profit of $460m.

A complementary bank

BBVA’s Chairman pointed out that: “Compass is the ideal complement to our current franchise in the US from a geographic point of view. It holds a leading position in the target area defined by BBVA and is one of the few southern interstate franchises with a significant presence in the states where it operates. Also, no significant overlaps exist with BBVA's current branch network in Texas.”

“With the acquisition of Compass we strengthen our strategy in the US with one single transaction. We gain an exceptional platform and enough critical mass to develop our own model in the US.”

“We believe that the timing of this transaction is right, since our other acquisitions in the US are recent and their integration is still in an initial stage. For this reason, we will be able to integrate all our transactions in the US under one single platform.”

Francisco González also analyzed other complementary aspects of Compass. “In addition to geographic considerations, Compass is an ideal complement to BBVA's business model. Compass is distinguished by its universal banking business model, which is very similar to BBVA's, and very unusual among regional banks in the US. This bank has a strong retail focus through its branch offices (almost 50% of its business). And we are convinced that with BBVA's range of products, greater balance sheet capacity and technological solutions, Compass will achieve even better results.”

Along with these factors, the BBVA Chairman pointed out other strengths that make the Compass acquisition a very attractive one:

➢	Compass has very solid fundamentals. In addition to the strong growth it has registered, it has a good profitability, efficiency and credit quality mix, above its reference group.

➢	It has clear brand recognition.

➢
Excellent management quality. The team is headed by Paul Jones, Compass' current Chairman and CEO and a key contributor to the bank's success, “who, we are pleased to announce, will remain with the BBVA team.”

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➢	Finally, it has an excellent track record in mergers and acquisitions, with over 40 takeovers of small local banks over the last 15 years.

After outlining the strategic fit of the Compass acquisition, Francisco González explained the transaction's structure. Compass shareholders may choose to receive cash ($71.82 per share), 2.8 BBVA shares (in the form of ADS) for each Compass share, or a combination of both. In any case, the number of shares to be issued is fixed, so they will be pro-rated, if necessary, according to the requests received.

Advantages for shareholders

“We believe that a capital increase, which will finance 52% of the transaction, together with internal capital generation and other non-recurring receipts from a balanced sale of the industrial portfolio, is the most adequate financing structure”, explained the BBVA Chairman.

According to Francisco González, the mixed financing structure offers various advantages, both for BBVA and for Compass shareholders.

✓	For BBVA:

▪	It enables capital ratios to be maintained at adequate levels, while mitigating the profit dilution effect
▪	It improves the Group's capital distribution by increasing the capital assigned to the purely banking business (through the divestment of the industrial portfolio)
▪	It reduces exposure to market risk by setting the specific number of shares to be issued by BBVA, thus eliminating uncertainties related to the size of the increase
▪	It strengthens its shareholdings and opens future sources of financing in the US

✓	For Compass shareholders:

▪	Because of the inclusion of the share component, and according to American legislation, the transaction is taxation-neutral in this regard
▪	The inclusion of the cash component makes this transaction more appealing

The BBVA Chairman stated that “Another of the very positive elements that must be taken into account in this transaction is the opportunity to implement our own model. This implementation will enable us to gain synergies, in both income and costs.” These synergies have been calculated at 5.8% of the combined income base and 7.1% of the combined cost base.

“As for the valuation of Compass", he explained, "the agreed price is demanding, but within the valuation range obtained according to the various methodologies used, which also includes the analysis of comparable transactions. The impact is positive for BBVA, with EPS growth after the third year."

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“In short, and as expected, with this transaction we are creating value for you, our shareholders, which is our ultimate goal”, said Francisco González.

The new BBVA USA

The BBVA Chairman stated that “The Compass transaction is consistent with our strategy aimed at investing in high-growth and low-risk economies.” And he added: “The incorporation of Compass to our perimeter will provide greater geographic diversification.”

“With this transaction, the US will contribute approximately 10% of the Group's total results and assets. This greater diversification is the key to our future strategy and will also improve our capital cost thanks to the greater global balance.”

In this regard, he provided a number of figures to show how the incorporation of Compass into the Group will enable BBVA to consolidate its franchise in the US. The new BBVA USA:

✓	Will have 622 branches in seven states: Texas, Alabama, Arizona, Florida, Colorado, New México and California.
✓	Will be the regional leader in Texas and one of the top five institutions in Alabama and Arizona, with a significant market share in New México.
✓	Will operate in a market of 101 million people, which grows 76% faster than the US average.
✓	Will rank number 19 among the leading financial institutions in the US.

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Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.  Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters.  Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), Compass Bancshares, Inc. (“Compass”) and the combined group after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in BBVA’s and Compass’s filings with the Securities and Exchange Commission (“SEC”), the failure to obtain and retain expected synergies from the proposed transaction, failure of Compass stockholders to approve the transaction, failure of BBVA stockholders to approve the related capital increase, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors.  Readers are referred to BBVA’s and Compass’s most recent reports filed with the SEC.  BBVA and Compass are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass.  In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a proxy statement of Compass that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contain and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Compass.  Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department.  BBVA will also file certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its shareholders’ meeting to be held in connection with the proposed transaction, which will be available on the CNMV’s website at www.cnmv.es.

Participants in the Transaction

BBVA, Compass and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions.  Information regarding BBVA’s directors and executive officers is available in BBVA’s annual report on Form 20-F, which was filed with the SEC on March 30, 2007, and information regarding Compass’s directors and executive officers is available in Compass’s proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on March 17, 2006.  Additional information regarding the interests of such potential participants is also included in the Registration Statement (and will be included in the definitive proxy statement/prospectus for the proposed transaction) and the other relevant documents filed with the SEC.